FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has granted on 1 March 2012 ("the Grant Date"), to the directors of Gold Fields Limited, the directors of major subsidiaries of Gold Fields Limited and the Company Secretary of Gold Fields Limited, Performance Shares and Bonus Shares in terms of the Gold Fields Limited 2012 Share Plan as set out below.

Performance Shares are conditionally awarded with the final number settled after three years dependent on market and non-market conditions being met. The number of shares to be settled will range from 0% to 200% of the conditional award. The determined number of Performance Shares will be settled to the participant in shares.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Name	**N Holland**
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Performance Shares granted	116,415
No of Bonus Shares granted	22,054
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct Beneficial
Date of Acceptance	6 June 2012

Name	**P Schmidt**
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Performance Shares granted	43,744
No of Bonus Shares granted	10,962
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct Beneficial
Date of Acceptance	5 June 2012

Name	**C Farrel**
Position	Company Secretary
Company	Gold Fields Limited
No of Performance Shares granted	5,922
No of Bonus Shares granted	2,531
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct Beneficial
Date of Acceptance	5 June 2012

Name	**P Govender**
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Performance Shares granted	15,383
No of Bonus Shares granted	5,131
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares

Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct Beneficial
Date of Acceptance	5 June 2012

Name	**K Moabelo**
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Performance Shares granted	27,188
No of Bonus Shares granted	6,265
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct Beneficial
Date of Acceptance	7 June 2012

Name	**JL Kruger**
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Performance Shares granted	46,624
No of Bonus Shares granted	16,216
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct Beneficial
Date of Acceptance	5 June 2012

Name	**R Weston**
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Performance Shares granted	36,195
No of Bonus Shares granted	12,662
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 12 months and 18 months of the Grant Date
Nature of interest	Direct Beneficial
Date of Acceptance	5 June 2012

Name	**J Pauley**
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Performance Shares granted	12,934
No of Bonus Shares granted	4,927
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct Beneficial
Date of Acceptance	5 June 2012

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned Performance Shares and Bonus Shares.

7 June 2012
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 7 June 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs